UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                             Prime Hospitality Corp.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741917108
                            ------------------------
                                 (CUSIP Number)

                                A. F. Petrocelli
                            c/o United Capital Corp.
                                  9 Park Place
                           Great Neck, New York 11021
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              William H. Gump, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                January 21, 2003
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]
    ------------------------------------------------------------------------

--------------------------                            --------------------------
CUSIP No. 741917108                   13D
--------------------------                            --------------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       A. F. Petrocelli
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 SOURCE OF FUNDS

       PF
--------------------------------------------------------------------------------
     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
     6 CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------- ----- ----------------------------------------------------------
                   7  SOLE VOTING POWER

                      720,000
                ----- ----------------------------------------------------------
  NUMBER OF        8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY         2,503,297
   OWNED BY     ----- ----------------------------------------------------------
     EACH          9  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON            720,000
     WITH       ----- ----------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      2,503,297
--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,223,297
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------

    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       7.15%
--------------------------------------------------------------------------------
    14 TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

--------------------------                            --------------------------
CUSIP No. 741917108                   13D
--------------------------                            --------------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       United Capital Corp.
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
     6 CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                  7 SOLE VOTING POWER

                    2,503,297
                ----- ----------------------------------------------------------
  NUMBER OF       8 SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY      ----- ----------------------------------------------------------
    EACH          9 SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,503,297
    WITH        ----- ----------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,503,297
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**
                                                                      [ ]
--------------------------------------------------------------------------------
    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       5.56%
--------------------------------------------------------------------------------
    14 TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

--------------------------                            --------------------------
CUSIP No. 741917108                   13D
--------------------------                            --------------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Metex Mfg. Corporation
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
     6 CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      0
                ----- ----------------------------------------------------------
  NUMBER OF       8   SHARED VOTING POWER
   SHARES
BENEFICIALLY          0
  OWNED BY      ----- ----------------------------------------------------------
    EACH          9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON             0
    WITH        ----- ----------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**
                                                                      [ ]
--------------------------------------------------------------------------------
    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       0%
--------------------------------------------------------------------------------
    14 TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

     This Amendment No. 2 (this "Amendment") to Statement on Schedule 13D (the "Schedule 13D") is being filed on behalf of each of Mr. A. F. Petrocelli, United Capital Corp., a Delaware corporation and Metex Mfg. Corporation, a New York corporation (together, the "Reporting Entities").

     This Amendment relates to the common stock, par value $.01 per share, of Prime Hospitality Corp., a Delaware corporation, and is being filed to reflect a change in the number and percentage of Common Stock beneficially owned by Metex Mfg. Corporation due to the transfer of all of its shares of Common Stock to United Capital Corp. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

     As of the date hereof, Mr. Petrocelli owns as of record an aggregate of 3,223,297 shares of Common Stock (including 2,503,297 shares held indirectly through United).

     As of the date hereof, United beneficially owns 2,503,297 shares of Common Stock. Of the 2,503,297 shares held by United, 1,603,300 and 891,721 shares were transferred by Metex to United on January 10, 2003 and January 21, 2003, respectively.

     Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of his relationship with the other Reporting Persons as described in Item 2, Mr. Petrocelli may be deemed the beneficial owner of all of the shares of Common Stock held for the account of

United. Mr. Petrocelli expressly disclaims beneficial ownership of any of the shares of Common Stock directly held by United.

Item 4. Purpose of Transaction.

     On January 10, 2003 and January 21, 2003, Metex transferred 1,603,300 and 891,721 shares of Common Stock, respectively, to United.

Item 5. Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is hereby amended by replacing paragraphs (a) and
(b) thereof and restating it with the following:

(a)

                                              Number             Percentage
                                              ------             ----------

A. F. Petrocelli                            3,223,297(1)          7.15%(1)

United Capital Corp.                        2,503,297             5.56%


(1) Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by virtue of Mr. Petrocelli's relationship with the other Reporting Persons as described in Item 2, Mr. Petrocelli may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,503,297 shares of Common Stock held for the account of United. Mr. Petrocelli expressly disclaims beneficial ownership of any of the shares of Common Stock directly held by United.

     Except as otherwise set forth in a Schedule 13D or amendment hereto or thereto of any of the Reporting Entities, each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock of the Company directly owned by any other Reporting Entity and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Entity is a beneficial owner of any such shares.

(b)

                      Sole Voting    Shared Voting        Sole         Shared
                         Power           Power        Dispositive   Dispositive
                      -----------    -------------        Power        Power
                                                      -----------   -----------

A. F. Petrocelli       720,000(1)    2,503,297(2)     720,000(1)    2,503,297(2)

United Capital Corp.   2,503,297          0           2,503,297           0

(1) Mr. Petrocelli expressly disclaims beneficial ownership of any of the shares of Common Stock directly held by United.

(2) Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by virtue of Mr. Petrocelli's relationship with the other Reporting Persons as described in Item 2, Mr. Petrocelli may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,503,297 shares of Common Stock held for the account of United.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2003

                                          By:  /s/ A. F. Petrocelli
                                               --------------------------------
                                          Name:  A. F. Petrocelli


                                          UNITED CAPITAL CORP.


                                          By:  /s/ A. F. Petrocelli
                                               --------------------------------
                                          Name:  A. F. Petrocelli
                                          Title: Chairman, President and Chief
                                                 Executive Officer


                                          METEX MFG. CORPORATION


                                          By:  /s/ Anthony J. Miceli
                                               --------------------------------
                                          Name:  Anthony J. Miceli
                                          Title: Chief Financial Officer